# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: American Depository Shares
Address of issuer's principal executive offices: 13F, GANGNAM FINANCE CENTER, 152, TEHERAN-RO GANGNAM-GU, SEOUL, Korea Republic Of (M5), unknown
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001386060-26-000027
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 165,051; shared voting power 0; sole dispositive power 165,051; shared dispositive power 0; aggregate amount beneficially owned 165,051 (6.66% of the class)
  Comment: Per Form 20-F filling for 12/31/25, each ADS is equivalent to .05 Common Shares in the company, so dividing the ADS held 165,051 by 20, we hold 8,252.55 common shares in the company. 20 ADS = 1 Common Share in company.

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices:
13F, GANGNAM FINANCE CENTER, 152, TEHERAN-RO GANGNAM-GU, SEOUL, KOREA, REPUBLIC OF
unknown

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 165,051
Percent of class: 6.66
Sole power to vote or to direct the vote: Boston Partners - 165,051
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 165,051
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is being filed with respect to 165,051 shares of the American Depository Shares of DoubleDown Interactive Co., Ltd. (American Depository Shares) held by Boston Partners on 06/30/2026 for the discretionary account of certain clients. They represent 8,252.55 common shares in the company. By reason of rule 13d-3 under the act Boston Partners may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Boston Partners no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the American Depository Shares referred to in item 4(b) hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boston Partners: /s/ Ali Farooqi, Ali Farooqi / Senior Compliance Manager (08/04/2026)